

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

03 JUN 12 AM 7:21

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Madrid, 3 June 2003


03022699

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 6/18

Translation
Original: Spanish

Madrid, 19 May 2003

In response to your letters dated 14 February 2003, I feel obliged to inform you of the following:

This company has an Audit Committee since 1999 whose responsibilities and operating rules are included in the Code of Good Governance of SISTEMA MAPFRE. I am enclosing a new copy of this Code, whose content was already sent in the past to the CNMV.

The following are the present members of the Audit Committee:

Name	Board Member
Mr. Manuel Jesús Lagares Calvo (Chairman)	Independent
Mr. Carlos Alvarez Jiménez (First Vice-Chairman)	Non-Executive
Mr. Francisco Ruíz Risueño (Second Vice-Chairman)	Non-Executive
Mr. Luis Hernando de Larramendi Martínez	Non-Executive
Mr. Antonio Miguel-Romero de Olano	Non-Executive
Mr. Alfonso Rebuelta Badías	Non-Executive
Mr. José Manuel González Porro (Member and Secretary)	Executive

The company has already modified the composition of its Committee to comply with the legal requirement, which establishes that such committee be chaired by a non-executive member of the board of directors. The statutes that presently govern the activities of this Committee are subject to a wide-ranging update of the Code of Good Governance of SISTEMA MAPFRE, which aims to adapt such Code to the new existing and forthcoming legal requirements regarding good governance and transparency. For this purpose, the Board of Directors of MAPFRE MUTUALIDAD, the parent company of SISTEMA MAPFRE, in its meeting held on 7 May 2003, resolved to set up a Task Force, which shall prepare the corresponding modification proposal. Once this proposal is approved, it will be sent to the CNMV.

The intention of the Governing Bodies of SISTEMA MAPFRE, in line with their heritage, is to continue advancing in the improvement of good governance and transparency. To that effect, they aim to include in its internal regulations all legal requirements, as well as all those recommendations that can be adapted to the distinctive characteristics of the structure of SISTEMA MAPFRE.

Carlos Alvarez Jiménez
Chairman